SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Zai Lab Limited

(Name of Issuer)

Ordinary Shares, par value $0.00006 per share

(Title of Class of Securities)

98887Q104**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 7

CUSIP NO. 98887Q104	13G	Page 2 of 8

1	NAME OF REPORTING PERSONS KPCB China Fund II, L.P. (“KPCB China II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,787,311 shares (represented by 3,787,311 American depositary shares), except that KPCB China Associates II, L.P. (“Associates”), the general partner of KPCB China II, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,787,311 shares (represented by 3,787,311 American depositary shares), except that Associates, the general partner of KPCB China II, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,311 (represented by 3,787,311 American depositary shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 98887Q104	13G	Page 3 of 8

1	NAME OF REPORTING PERSONS KPCB China Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,787,311 shares (represented by 3,787,311 American depositary shares), all of which are directly owned by Associates, the general partner of KPCB China II, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,787,311 shares (represented by 3,787,311 American depositary shares), all of which are directly owned by Associates, the general partner of KPCB China II, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,311 (represented by 3,787,311 American depositary shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 98887Q104	13G	Page 4 of 8

ITEM 1(A).	NAME OF ISSUER

Zai Lab Limited (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4560 Jinke Road

Bldg. 1, 4F, Pudong, Shanghai, China 201210

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by KPCB China Fund II, L.P., a Cayman Islands exempted limited partnership, and KPCB China Associates II, L.P., a Cayman Islands exempted limited partnership. The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268 Grand Cayman KY1-1104, Cayman Islands.

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Ordinary shares.

ITEM 2(D)	CUSIP NUMBER 98887Q104

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2017:

CUSIP NO. 98887Q104	13G	Page 5 of 8

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the operating agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 98887Q104	13G	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

KPCB CHINA FUND II, L.P., a Cayman Islands exempted limited partnership

By: KPCB CHINA ASSOCIATES II, L.P., a Cayman Islands exempted limited partnership, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB CHINA ASSOCIATES II, LP., a Cayman Islands limited company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP NO. 98887Q104	13G	Page 7 of 8

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	8

CUSIP NO. 98887Q104	13G	Page 8 of 8

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2018

KPCB CHINA FUND II, L.P., a Cayman Islands exempted limited partnership

By: KPCB CHINA ASSOCIATES II, L.P., a Cayman Islands exempted limited partnership, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB CHINA ASSOCIATES II, L.P., a Cayman Islands limited company

By:	/s/ Susan Biglieri
Susan Biglier
Chief Financial Officer